EXHIBIT (a)(1)(L)
EMDEON CORPORATION
NOTICE TO CERTAIN HOLDERS OF STOCK OPTIONS
RE: OFFER TO PURCHASE COMMON STOCK OF EMDEON CORPORATION
October 26, 2006
Dear Holders of Options to Purchase Emdeon Common Stock:
      As you may already know, Emdeon Corporation (the “Company”) has recently announced an offer to purchase up to 100,000,000 shares of its common stock, $0.0001 par value per share, at a price of $12.25 per share, without interest (the “Tender Offer”). The Tender Offer is subject to a number of terms and conditions that are described in offering documents. You are receiving this letter because you hold either (1) vested stock options or (2) stock options that will vest on or before Monday, December 4, 2006, the deadline for participating in the Tender Offer. This letter provides a brief overview of the Tender Offer and the steps you need to take if you wish to participate.
Procedure For Option Holders to Participate
      The Tender Offer is generally being made to the Company’s stockholders. Because you hold vested options (or hold options that will vest before the Tender Offer expires), you may participate in the Tender Offer by first exercising your vested stock options and then tendering your shares in accordance with the terms and conditions of the Tender Offer documents.
      If you need assistance in exercising your vested stock options, please contact Sandra Keahey at (201) 703-3492, Krishna Patel at (201) 398-2668 or Mary Gennarelli at (201) 398-2621 in the Company’s finance department. They can provide you with a summary of your stock option grants, including the grant date, exercise price, vesting dates, number of vested shares, and expiration date. They also can tell you how to exercise your vested stock options.
      Following the exercise of your stock options, you will receive shares of Company common stock that you may tender in the Tender Offer if you so choose. You should evaluate all of the Tender Offer documents to determine if participation would be advantageous to you. The Tender Offer documents consist of (1) an Offer to Purchase dated October 20, 2006 and (2) a related Letter of Transmittal. You can obtain a copy of the Tender Offer documents from Innisfree M&A Incorporated, the information agent for the Tender Offer, at (888) 750-5834 (toll-free). The Offer to Purchase sets forth all of the terms and conditions of the Tender Offer, some of which are summarized below. The related Letter of Transmittal is the form you would use to tell the Company you wish to participate in the Tender Offer. If you have the shares that you receive upon exercise of options deposited into a brokerage account, the brokerage firm will have to tender the shares on your behalf, and you must complete any forms required to instruct the broker to tender on your behalf and must meet any deadlines set by the broker for receipt of those forms. If you are considering exercising your stock options and participating in the Tender Offer, you should contact Innisfree or your broker as soon as possible.
      Whether or not you choose to exercise your stock options, and whether or not you choose to participate in the Tender Offer, are entirely your decision. The Company’s board of directors has approved the making of the Tender Offer. However, neither the Company nor its board of directors is making any recommendation as to whether you should exercise your stock options or participate in the Tender Offer. You should review the Offer to Purchase and the related Letter of Transmittal, and consult your own personal advisors, before determining whether to exercise options and whether to participate in the Tender Offer.
      If you do decide to exercise your vested stock options and participate in the Tender Offer, you should be aware that the Tender Offer expires at 5:00 p.m., New York City time, on Monday, December 4, 2006 unless extended by the Company. In addition, as noted above, if the shares you receive upon exercise of options are deposited into a brokerage account, you will have to meet any earlier deadline set by the brokerage firm for receipt of your instruction to them to tender the shares in your account.

      If you wish to exercise all or a portion of your stock options in order to tender the underlying shares in the Tender Offer, you must exercise your stock options early enough to allow the Company to facilitate your exercise and to transfer the shares to you before the Tender Offer expires. You should note that an option exercise procedure can take several days and plan your decisions accordingly.
      If you do elect to exercise your stock options, the exercise is not revocable, even if your shares are not accepted in the Tender Offer.
Summary of Terms of the Tender Offer
      The terms and conditions of the Tender Offer are fully set forth in the Offer to Purchase and related Letter of Transmittal, available as described above. The summary set forth below is intended to provide you with a brief overview of the Tender Offer so that you can determine whether you want to obtain a copy of the Tender Offer documents for further review.
      The Company will, upon the terms and subject to the conditions of the Tender Offer, pay $12.25 per share, less any applicable withholding taxes and without interest, for the shares of common stock validly tendered pursuant to the Tender Offer and not properly withdrawn. The Company reserves the right to purchase an additional number of shares in excess of the 100,000,000 share maximum, not to exceed 2% of its outstanding shares of common stock, subject to applicable legal requirements, without extending the Tender Offer. If more than 100,000,000 shares have been validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on Monday, December 4, 2006 (the current expiration date unless the Company extends the Tender Offer), the Company will purchase shares in accordance with the terms and conditions of the Tender Offer. These terms and conditions generally provide that the Company will first accept shares tendered by smaller shareholders (individuals who own fewer than 100 shares), provided these individuals validly tender all of their shares, and then will accept shares properly tendered on a pro rata basis.
      The Tender Offer is conditioned on the Company completing the previously announced sale of a 52% interest in the businesses comprising the Emdeon Business Services (“EBS”) Segment, excluding EBS’s ViPS business unit. If you exercise any of your vested stock options, and the Company does not accept the tender of all or of any of your shares for any reason, including, without limitation, oversubscription, you will not be able to rescind your stock option exercise.
Tax Implications
      You should consult your own tax advisor as to the particular U.S. federal income tax consequences to you of exercising your stock options and tendering shares pursuant to the Tender Offer and the applicability and effect of any state, local or foreign tax laws and other tax consequences with respect to option exercises and the Tender Offer. In particular, if your stock options are intended to be “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), you should discuss with your tax advisor any implications of exercising your options and tendering the shares into the Tender Offer in light of the applicable holding periods under Section 422 of the Code.
THE TENDER OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE
ACCEPTED FROM, OR ON BEHALF OF, HOLDERS OF SHARES IN ANY JURISDICTION
IN WHICH THE MAKING OR ACCEPTANCE THEREOF WOULD NOT BE IN
COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION.

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